EX-99.77C
Exhibit 77(c) – Matters Submitted To Shareholder Vote

A special meeting of Shareholders of The Core Fund (the “Fund”) took place on October 11, 2012 to approve an investment advisory agreement with Wertz York Capital Management Group LLC.  All Fund shareholders of record at the close of business on August 31, 2012 were entitled to vote.  As of the record date, there were 19,558,380.98 shares of beneficial interest of the The Core Fund outstanding.  Of the 12,896,895.21 shares represented in person and by proxy, 12,896,895.21 or 100% , voted in favor of the proposal (representing 65.94% of total outstanding shares), with no votes against or withheld. Accordingly, the proposal was approved.